SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*
TriNet Group, Inc.
_____________________________________________________
(Name of Issuer)
Common Stock
_____________________________________________________
(Title of Class of Securities)
896288 107
_____________________________________________________
(CUSIP Number)
December 31, 2020
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-(b)
☐	Rule 13d-(c)
☒	Rule 13d-(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896288 107

1.		Names of Reporting Persons Martin Babinec
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,774,184 shares
	6.	Shared Voting Power 546,369 shares
	7.	Sole Dispositive Power 2,774,184 shares
	8.	Shared Dispositive Power 546,369 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,320,553 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 4.98%
12.		Type of Reporting Person (see instructions) IN

CUSIP No. 896288 107

1.		Names of Reporting Persons Martin and Krista Babinec, Trustees of The Babinec Family Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,598,196 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 2,598,196 shares
	8.	Shared Dispositive Power Not applicable.
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,598,196 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 3.90%
12.		Type of Reporting Person (see instructions) OO

CUSIP No. 896288 107

1.		Names of Reporting Persons Babinec 2008 Children’s Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power Not applicable.
	6.	Shared Voting Power 546,369 shares
	7.	Sole Dispositive Power Not applicable.
	8.	Shared Dispositive Power 546,369 shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 546,369 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 0.82%
12.		Type of Reporting Person (see instructions) OO

CUSIP No. 896288 107

1.		Names of Reporting Persons UpMobility Foundation, Inc. (fka Babinec Foundation, Inc.)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 144,540 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 144,540 shares
	8.	Shared Dispositive Power Not applicable.
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 144,540 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 0.22%
12.		Type of Reporting Person (see instructions) CO

CUSIP No. 896288 107

1.		Names of Reporting Persons William and Elizabeth Babinec Family Charity Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 31,448 shares
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 31,448 shares
	8.	Shared Dispositive Power Not applicable.
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 31,448 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.		Percent of Class Represented by Amount in Row 9 0.05%
12.		Type of Reporting Person (see instructions) OO

Item 1(a).	Name of Issuer: TriNet Group, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: One Park Place, Suite 600, Dublin, CA 94568
Item 2(a).	Name of Person Filing:
Martin Babinec
Martin and Krista Babinec, Trustees of The Babinec Family Trust (“Family Trust”)
Babinec 2008 Children’s Trust (“Children’s Trust”)
UpMobility Foundation, Inc. (fka Babinec Foundation, Inc.) (“Foundation”)
William and Elizabeth Babinec Family Charity Trust (“Charity Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o TriNet Group, Inc. One Park Place, Suite 600 Dublin, CA 94568
Item 2(c).	Citizenship: Martin Babinec – US citizen Family Trust – New York Children’s Trust – New York Foundation – New York Charity Trust – New York
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 896288 107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)    Amount Beneficially Owned: See Cover Page Item 9 for each Reporting Person, which reflects each such Reporting Person’s aggregate beneficial ownership as of December 31, 2020. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares reported herein.

(b)    Percent of Class: See Cover Page Item 11 for each Reporting Person’s percentage ownership as of December 31, 2020. Such percentages are based on 66,633,696 shares of Common Stock outstanding, which is the total number of shares outstanding as of October 19, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2020.

(c)    The number of shares that each Reporting Person has sole or shared power to vote or direct to vote or to dispose or to direct the disposition of: See Cover Page Items 5-9 for each Reporting Person.

Item 5.    Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.    Identification and Classification of Members of the Group
Not applicable.
Item 9.    Notice of Dissolution of a Group
Not applicable.
Item 10.    Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021
Date

/s/ Martin Babinec
Martin Babinec
Individually, as Trustee of The Babinec Family Trust, as Trustee of the William and Elizabeth Babinec Family Charity Trust, on behalf of Babinec 2008 Children’s Trust and as Director of UpMobility Foundation, Inc. (fka Babinec Foundation, Inc.)